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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          CAPSTEAD MORTGAGE CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     CAPSTEAD MORTGAGE CORPORATION (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (14067E 40 7)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANDREW F. JACOBS
                       EXECUTIVE VICE PRESIDENT - FINANCE
                          CAPSTEAD MORTGAGE CORPORATION
                    8401 NORTH CENTRAL EXPRESSWAY, SUITE 800
                               DALLAS, TEXAS 75225
                                 (214) 874-2323

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                                  DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                          1717 MAIN STREET, SUITE 3700
                               DALLAS, TEXAS 75201
                                 (214) 659-4400

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION: *$63,750,000 AMOUNT OF FILING FEE: $12,750

    *FOR PURPOSES OF CALCULATING FEE ONLY. ASSUMES THE PURCHASE OF 5,000,000
                          SHARES AT $12.75 PER SHARE.
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable  Form or Registration No.: Not applicable
Filing Party: Not applicable            Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO")
relates to the offer by Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), to purchase up to 5,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share (the "Common Stock") at a purchase price of $12.75 per share, net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased may be increased to 5,505,649 shares of Common Stock.

         All information in the Offer to Purchase filed as Exhibit (a)(1) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET.

ITEM 2.  SUBJECT COMPANY INFORMATION.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (b) and (c) are not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PROPOSALS.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (c) is not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

ITEM 10. FINANCIAL STATEMENTS.

         (a) and (b) are not applicable.

ITEM 11. ADDITIONAL INFORMATION.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

(a)(1)          Form of Offer to Purchase dated February 16, 2001.

(a)(2)(A)       Form of Letter of Transmittal.

(a)(2)(B)       Form of Supplemental Letter.

(a)(3)          Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 16, 2001.

(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated February 16, 2001.
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(a)(6)          Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.

(a)(7)          Form of Press Release.

(a)(8)          Not applicable.

(b)             Not applicable

(d)(1) Supplemental Agreement, dated as of December 9, 1999, by and among Capstead Mortgage Corporation and Fortress Investment Corp., incorporated herein by reference to the Current Report on Form 8-K, dated December 15, 1999 filed by Capstead Mortgage Corporation on December 16, 1999.

(d)(2) Form of Amendment No. 1 dated as of January 21, 2000 to the Supplemental Agreement to the Stock Purchase agreement by and among Capstead Mortgage Corporation and Fortress Cap LLC, incorporated herein by reference to the Current Report on Form 8-K, dated February 2, 2000, filed by Capstead Mortgage Corporation on February 3, 2000.

(g)             Not applicable.

(h)             Not applicable.
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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2001

                               CAPSTEAD MORTGAGE CORPORATION




                               By:  /s/ ANDREW F. JACOBS
                                  ----------------------------------------------
                                        Andrew F. Jacobs
                                        Executive Vice President - Finance
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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

(a)(1)          Form of Offer to Purchase dated February 16, 2001.

(a)(2)(A)       Form of Letter of Transmittal.

(a)(2)(B)       Form of Supplemental Letter.

(a)(3)          Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 16, 2001.

(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated February 16, 2001.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)          Form of Press Release.

(a)(8)          Not applicable.

(b)             Not applicable

(d)(1) Supplemental Agreement, dated as of December 9, 1999, by and among Capstead Mortgage Corporation and Fortress Investment Corp., incorporated herein by reference to the Current Report on Form 8-K, dated December 15, 1999 filed by Capstead Mortgage Corporation on December 16, 1999.

(d)(2) Form of Amendment No. 1 dated as of January 21, 2000 to the Supplemental Agreement to the Stock Purchase agreement by and among Capstead Mortgage Corporation and Fortress Cap LLC, incorporated herein by reference to the Current Report on Form 8-K, dated February 2, 2000, filed by Capstead Mortgage Corporation on February 3, 2000.

(g)             Not applicable.

(h)             Not applicable.